EXHIBIT 99.1

Sinovac Biotech Ltd., and LG Life Sciences, Ltd. Announce Distribution
Agreement to Market Vaccines in the Peoples Republic of China

BEIJING, CHINA and SEOUL, REPUBLIC OF KOREA -- (Xinhua PR Newswire) — Sinovac Biotech Ltd. ("Sinovac") (AMEX: SVA - News) and LG Life Sciences, Ltd.(“LGLS”), the leading pharmaceutical company in South Korea, today announced that Sinovac and LGLS entered into an distribution agreement on February 28, 2006 in which Sinovac will act as LGLS's exclusive distributor for its hepatitis B vaccine in the Peoples Republic of China (PRC).

“Signing this agreement is the beginning of Sinovac's international cooperation with vaccine suppliers. After long, careful analysis, we are very pleased to begin this strategic relationship with LG Life Sciences” said Mr. Yin Weidong, CEO of Sinovac. Sinovac and LGLS signed a Letter of Intent on May 12th, 2005 to collaborate their international and China sector marketing efforts and vaccine supply.

“Partnering with Sinovac is an exceptional opportunity for LGLS to execute our business strategy; which is to secure global marketing capabilities” said In-Chull Kim, PhD, President and CEO of LG Life Sciences. LG Life Sciences is exporting its Hepatitis B vaccine, EUVAX BTM, to more than 60 countries including UN-sponsored programs.

Based on previous studies, Sinovac believes Euvax B will compare favorably to vaccines in China.  Mr. Yin noted, “This agreement fits very well with our overall business strategy, once we successfully register EUVAX, we will have another sales revenue generator for Sinovac.”

Dr. Kim continued, “This market is important to us and we are confident in Sinovac's registration and vaccine distribution capability in China.”  Sinovac has gained great respect and brand name recognition as a result of its successes in developing vaccines for SARS and pandemic flu (H5N1).

Sinovac Updates Seasonal Flu Vaccine

The World Health Organization (WHO) invited Sinovac to attend the Information Meeting on Influenza Vaccine Composition for the Northern Hemisphere 2006-2007 in Geneva Switzerland. Sinovac scientist, Lin Su joins over 50 representatives from members of the GIP (Global Influenza Program).

The purpose of this conference is to announce the recommended composition of influenza virus vaccines for the 2006-2007 influenza season in the northern hemisphere, and the related events for the development and production of flu vaccines.

About Hepatitis B

Hepatitis B is a growing global health problem; causing both acute and chronic viral infections. Approximately 350-400 million people are chronically infected and have become carriers of HBV.  Of those, approximately 15 to 40 percent will develop serious consequences of infection during their lifetime, including loss of liver function, cirrhosis, and liver cancer. According to the World Health Organization, approximately 1 million people die each year from chronic HBV or related conditions. The current annual market for HBV therapy is approximately $500 million and is expected to grow to more than $1 billion by 2009. Health experts estimate some 60% of China's 1.3 billion people have been infected with the disease at some time in their lives, and 10% are infected now.

About EUVAX B

EUVAX B is a second-generation vaccine for hepatitis B developed in 1991 after ten years of research. In 1996, the product was the first in its class from Korea to be certified compliant to WHO standards for pharmaceutical production and quality control. The vaccine is now being distributed to third world countries through Sanofi Pasteur, a vaccine specialist, as well as UNICEF and the Pan America Health Organization.  EUVAX B has already been registered in 63 countries and an aggregate of more than 400 million pediatric doses have been supplied worldwide as of the end of 2004.

About LG Life Sciences, Ltd.

LG Life Sciences, Ltd. (“LGLS”) is the leading pharmaceutical company in South Korea with a firm foundation in science and R&D.  LGLS strives to improve the health and quality of life of patients around the world through discovery, development and marketing of innovative products, including medicines to fight various infectious diseases, diabetes and other chronic illnesses.  LGLS maintains successful partnerships with major pharmaceutical companies, augmenting its internal R&D and marketing capabilities.  In 2005, LGLS generated approximately $204 million in revenue.  LGLS seeks to continue developing global brand products, such as Factive® (gemifloxacin), and expanding its market presence in the world with focus in Asia.

About Sinovac

Sinovac Biotech Ltd. is a world leader in the research, development, manufacture and commercialization of vaccines for endemic and pandemic viruses such as hepatitis and influenza, and for fast emerging viruses such as pandemic influenza (bird flu) and SARS. The Company's objective is to provide Chinese children with the best vaccines in the world, and let children in the world use vaccines made in China.

Additional information about Sinovac is available on the Company website, http://www.sinovac.com and the Sinovac Investor Relations website, http://finance.groups.yahoo.com/group/Sinovac_Biotech_IR/

For additional information, investor newsletters and corporate updates, please email your request to: info@sinovac.com

THIS NEWS RELEASE MAY INCLUDE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH RESPECT TO ACHIEVING CORPORATE OBJECTIVES, DEVELOPING ADDITIONAL PROJECT INTERESTS, SINOVAC'S ANALYSIS OF OPPORTUNITIES IN THE ACQUISITION AND DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.

SOURCE: Sinovac Biotech Ltd.

CONTACT:
Craig H. Bird
Investor Relations
(215) 782 - 8682
Toll Free: 1-866-360-8682 (North America)
Email: sinovac@verizon.net
Sinovac Investor Relations website:
http://finance.groups.yahoo.com/group/Sinovac_Biotech_IR/?yguid=242969163